DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

July 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 235 to the Registration Statement on Form N-1A of Deutsche DWS Investment Trust (the “Registrant”) (formerly Deutsche Investment Trust) (Reg. Nos. 002-13628/ 811-00043) with respect to DWS CROCI® Equity Dividend Fund and DWS Mid Cap Value Fund (each, a “Fund” and, collectively, the “Funds”), each a series of the Registrant

Dear Ms. White:

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on July 2, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds with the SEC on May 18, 2018 and has an effective date of August 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please provide the Staff with the completed disclosure regarding Fund expenses prior to the effective date of the Registration Statement.

Response: Fund expense information, which is included in the Registration Statement filed today with the SEC, was provided via e-mail on July 24, 2018.

2.	Comment: With respect to the fee waivers/expense reimbursements included in each Fund’s expense table, please indicate whether there is a recoupment arrangement in place.

Response: The Funds’ fee waiver/expense reimbursement arrangements do not provide for the recoupment of waived fees or reimbursed expenses.

3.	Comment: The “Principal Investment Strategy” section for the DWS CROCI® Equity Dividend Fund mentions preferred stocks, depository receipts and warrants as possible investments. Please consider adding corresponding risk disclosure for these investment types.

Response: The Fund normally invests at least 80% of net assets in dividend-paying equity securities, which are mainly common stocks, but may also include other types of equity securities. The Fund believes that the disclosures under “Stock market risk” and “Dividend-paying stock risk” describe the main risks of investing in dividend-paying equity securities. In addition, the “Fund Details” section includes “Preferred stock risk” and the SAI includes disclosure regarding the risks of investing in preferred stock, depository receipts and warrants.

4.	Comment: Existing disclosure indicates that DWS CROCI® Equity Dividend Fund may invest in convertible securities. Please advise whether the Fund will invest in contingent convertible securities (known as CoCos).

Response: While the Fund may invest in contingent convertible securities, such investment is not currently a principal investment strategy of the Fund. The Fund has included disclosure in the SAI regarding the risks of investing in contingent convertible securities.

5.	Comment: For the DWS CROCI® Equity Dividend Fund, please consider specifying how often the Fund is “reviewed .. . . and adjusted in accordance with the CROCI® strategy’s rules.”

Response: The Fund has revised the applicable disclosure to note that “The fund is reviewed periodically (typically quarterly) and adjusted in accordance with the CROCI® strategy’s rules.”

6.	Comment: Given that close to 25% of DWS CROCI® Equity Dividend Fund’s portfolio was invested in consumer staples as of 3/31/18, please consider disclosing that the Fund will invest to a significant degree in the consumer staples sector and adding appropriate risk language.

Response: The Fund notes the following disclosure in the “Main investments” section of the Fund’s prospectus: “Although the fund can invest in stocks of any economic sector (which is comprised of two or more industries), at times it may emphasize one or more sectors and may invest more than 25% of total assets in a single sector.” The Fund also notes that “Focus risk” in the “Main Risks” section describes the potential risks of focusing in a particular sector. While the Fund had close to 25% invested in the consumer staples sector as of 3/31/18, the Fund’s investments are not static. Therefore, the Fund believes that its disclosures are appropriate in light of the Fund’s circumstances. The Fund will continue to evaluate the content and placement of the disclosure language.

7.	Comment: For DWS CROCI® Equity Dividend Fund, in the Fund Details section of the prospectus, there is disclosure indicating that the Fund intends to invest primarily in companies whose market capitalizations fall within the normal range of the S&P 500® Index. Please include this disclosure in the summary section of the prospectus and disclose the range of market capitalizations for the index as of its most recent rebalancing date.

Response: The Fund has included the following disclosure in the summary section and the Fund Details section of the prospectus: “The fund intends to invest primarily in companies whose market capitalizations fall within the normal range of the S&P 500® Index. While the market capitalization range of the S&P 500® Index changes throughout the year, as of June 15, 2018, the market capitalization range of the S&P 500® Index was between $3.98 billion and $933.49 billion. The S&P 500® Index is rebalanced quarterly on the third Friday of March, June, September and December.”

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8.	Comment: For both Funds, under the heading “Other Investment Strategies” in the Fund Details section of the prospectus, there is disclosure regarding derivatives usage. There is also disclosure regarding derivatives risk in the Fund Details section. Please tailor the disclosure regarding derivatives to discuss the specific derivatives each Fund will use and consider whether disclosure regarding derivatives should also be included in the summary section of the prospectus.

Response: The Funds believe that their disclosure regarding the use of derivatives is appropriate in light of the Funds’ circumstances. The Funds will continue to evaluate the content and placement of the disclosure language.

9. Comment: For both Funds, the risk disclosure included in the Fund Details section of the prospectus includes risks for convertible securities risk, preferred stock risk and counterparty risk. Please consider including these risks in the summary section of the prospectus as well.

Response: The Funds believe that their risk disclosures contained in the Funds’ prospectus and SAI are appropriate in light of the Funds’ circumstances. The Funds will continue to evaluate the content and placement of the disclosure language.

10. Comment: Please disclose in the prospectus the requirements for a request to be in “good order”.

Response: Because there are numerous types of accounts and transactions, the Registrant notes that the phrase “good order” may trigger different requirements for each investor. As a result, the Registrant believes that the current language in the “Policies about Transactions” section is appropriate: “The specific requirements for good order depend on the type of account and transaction and the method of purchase. Contact DWS if you have any questions.”

11. Comment: The prospectus includes the following language: “In the exercise of its sole discretion, each fund at any time may, without prior notice, refuse, cancel, limit or rescind any purchase; cancel or rescind any purchase order placed through a financial intermediary no later than the business day after the order is received by the financial intermediary; . . .” Please consider disclosing the timeframe for rescissions of purchase orders that are placed other than through a financial intermediary.

Response: For purchase orders placed other than through a financial intermediary, the Funds do not have a specified timeframe for the rescission of such orders. Instead the Funds reserve the right to rescind or cancel an order in cases of fraud or violations of stated policies, including those related to trading limits or market timing, among others. Therefore, the Funds believe that the current disclosure is appropriate.

12.	Comment: Please consider disclosing whether any potential “redemption-in-kind” distributions would be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio, and consider whether modifications to the Fund’s disclosure should be made.

Response: The Registrant believes that the existing disclosure in the Funds’ prospectus and SAI identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that

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Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, we respectfully decline to add additional disclosure at this time.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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